

November 17, 2021

<u>Via U.S. Mail</u>

John Lamont Thompson
161 Montgomery St. #2
Pawtucket, RI 02860

           Re: John Lamont Thompson WHFIT
                    File No. 811-23629

Dear Mr. Thompson:

On January 8, 2021 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act. In that filing you stated you were "unable to determine full classification as a WHFIT/NMWHFIT, with accuracy" and that you would amend the filing to state the "correct classification after review and evaluation of the trust assets."

On October 22, 2021 you filed a Form N-2 that was missing substantially all of the information required by that form. Based on our prior conversations with you, we believe you should either withdraw your registration statement or amend it to provide substantive and accurate responses to its item requirements. We also believe you should consult with a lawyer.

Your current filings are materially deficient. As a result of the missing disclosure you should not deem yourself a "registered" investment company and we do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

If you have any questions you may contact our office at (202) 551-6921.

Sincerely,

Disclosure Review and Accounting Office